U.S SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, D.C. 20549

                                 NOTIFICATION OF LATE FILING

                                          FORM 12b-25

Sec. File Number          333-5553       Cusip Number ________________________

                                          [Check One]
 [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ]Form 10-QSB [ ] Form N-SAR

                      For the Period Ended:                December 31, 1996
                                            --------------------------------

                      [ ] Transition  Report on Form 10-K
                      [ ] Transition  Report on  Form  20-F
                      [ ] Transition  Report  on  Form  11-K
                      [ ] Trransition  Report on Form 10-Q
                      [ ]  Transition  Report on
                      Form N-SAR For the Transition Period
                   Ended_________________________
                    Read Instructions [on back page] Before Preparing Form.
                                     Please Print or Type
               Nothing in this form  shall be  constructed  to imply that the
                        Commission  has  verified  any  information  contained
                        herein
                     If  the  notification  relates  to a portion of the filing checked above, identify the Item[s] to which the notification relates:
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PART I - REGISTRANT INFORMATION
Full Name of Registrant           DECOR GROUP, INC.
Former Name if Applicable
Address of Principal Executive Office [Street and Number]
320 WASHINGTON STREET
City, State and Zip Code
MT. VERNON, NEW YORK   10553
PART II - RULES 12b-25[b] and [c]
If  the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.
                                  [Check box if appropriate]

        [a] The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
[X]     [b] The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof , will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        [c] The  accountant's  statement  or  other  exhibit  required  by  Rule
            12b-25[c] has been attached if applicable.






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PART III - NARRATIVE
 State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. [Attach Extra Sheet if Needed] As a result of a recent acquisition, the Company has not been able to compile the requisite financial data necessary to enable it to have sufficient time to complete the Company's financial statements by February 14, 1997, which is the required filing date for the Company's quarterly report on Form 10-QSB, without unreasonable effort and expense. PART IV - OTHER INFORMATION
  [1] Name and telephone number of person to contact in regard to this notification

       Donald Feldman                     (914)                    665-5400
          [Name]                        [Area Code]            [Telephone No.]

        [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s][ X ] Yes[ ] No

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        [3] Is  it  anticipated  that  any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes[ X ] No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                      DECOR GROUP, INC.

                    [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date            February 14, 1997                  By: /s/ Donald Feldman
       ----------------------------                    ------------------
                                                  Donald Feldman
                                        Chief Executive and Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                          ATTENTION
                  Intentional misstatements or omissions of fact constitute
                       Federal Criminal Violation [See 18 U.S.C. 1001]

                                     GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4 Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.



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